Renaissance Institutional Management LLC

Statement of Financial Condition

December 31, 2015	
Assets	
Cash and cash equivalents	**$ 1,570,681**
Prepaid expenses	**41,172**
Fixed assets, net of accumulated depreciation and amortization of $464,430	**106,534**
Total Assets	**$1,718,387**
Liabilities and Member's Equity	
Total Liabilities	**$ 0**
Commitments and contingencies (see note 6)	
Member's Equity	**1,718,387**
Total Liabilities and Member's Equity	**$1,718,387**

The accompanying notes are an integral part of the statement of financial condition.